SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
FORM U-3a-2

Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
Provisions of the Public Utility Holding Company Act of 1935

HGC Holdings, L.L.C.

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

            1.        Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

                       HGC Holdings, L.L.C. is a newly-formed Hawaii limited liability company that is a holding company for The Gas Company LLC, a Hawaii limited liability company.

                       The Gas Company LLC engages in both regulated and unregulated gas operations, serving approximately 66,500 customers in Hawaii. The Gas Company LLC is a gas utility company within the meaning of the Public Utility Holding Company Act of 1935.

            2.        A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

                       HGC Holdings, L.L.C. holds the sole member interest in The Gas Company LLC.

                       The Gas Company LLC's regulated gas operations consist of the purchase, production, transmission, and distribution through gas pipelines, and sale for residential, commercial and industrial uses of synthetic natural gas ("SNG") and liquid propane gas ("LPG"). The Gas Company LLC's non-regulated gas operations involve the purchase, distribution, and sale to residential, commercial, and industrial customers of tanked and bottled LPG.

                       The Gas Company LLC conducts both regulated and on-regulated gas operations on the islands of Oahu, Hawaii, Kauai, Maui, and Molokai.

                       The Gas Company LLC manufactures SNG at a company owned facility in Kapolei on the island of Oahu. The manufactured gas is distributed directly from the plant through an underground utility system to customers on the island of Oahu. Other customers served under the regulated operations are served by LPG, which is piped underground from central storage sites. The Gas Company's total pipeline network consists of approximately 1100 miles of pipe with the vast majority (approximately 900 miles) being on Oahu. Where pipeline service is unavailable, customers are served through the delivery of LPG by the non-regulated operations in cylinders or tanks, directly to customers' businesses or home.

            3.        The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

                       (a)    Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. or natural or manufactured gas distributed at retail.

                               2,933,228 Mcf. of natural and manufactured gas was distributed during year ended December 31, 2002.

                       (b)    Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                               None.

                               Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                               None.

                       (c)    Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

                               None.

            4.        The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars.

                       (a)    Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                               None.

                       (b)    Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                               None.

                       (c)    Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                               None.

                       (d)    Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                               None.

                       (e)    Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                               None.

EXHIBIT A

                       A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

                       Not applicable.

EXHIBIT B

                       An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

                       None.

                       The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 6th day of August, 2003.

HGC Holdings, L.L.C., a Hawaii limited liability company

By:	HGC Managing Member, L.L.C., a Hawaii limited liability company, as its sole managing member

	By:	/s/ Roy A. Pickren, Jr.
Roy A. Pickren, Jr., as its sole member

Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

Roy A. Pickren, Jr.
on behalf of HGC Managing Member, L.L.C.,
the Managing Member of HGC Holdings, L.L.C.

Address:

1615 Poydras Street
New Orleans, LA 70112

ACKNOWLEDGEMENT

STATE OF LOUISIANA

PARISH OF ORLEANS

On this 6th day of August, 2003, before me appeared Roy A. Pickren, Jr., to me personally known, who being by me duly sworn, did say that he is the sole member of HGC Managing Member, L.L.C. acting in its capacity as the managing member of HGC Holdings, L.L.C., a Hawaii limited liability company, and that the foregoing instrument was signed by said appearer on behalf of, and as duly authorized by, said limited liability company, and said appearer acknowledged said instrument to be the free act and deed of said company.

/s/ Raul V. Fonte NOTARY PUBLIC